Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 6 DATED APRIL 12, 2007
TO THE PROSPECTUS DATED SEPTEMBER 20, 2006

This document supplements, and should be read in conjunction with, our prospectus dated September 20, 2006, as supplemented by Supplement No. 1 dated November 16, 2006, Supplement No. 2 dated December 11, 2006, Supplement No. 3 dated February 1, 2007, Supplement No. 4 dated March 16, 2007 and Supplement No. 5 dated March 28, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering;

•	our proposed acquisition of Commons V in Naples, Florida;

•	our proposed acquisition of Thunderbird Medical Plaza in Glendale, Arizona;

•	our proposed acquisition of the Triumph Hospital Portfolio in Houston, Texas; and

•	the appointment of a new member to our board of directors.

Status of Our Initial Public Offering

As of April 6, 2007, we had received and accepted subscriptions in our offering for 3,273,687 shares of common stock, or approximately $32,695,000, excluding shares issued pursuant to our distribution reinvestment plan.

Proposed Acquisition of Commons V

On April 5, 2007, our board of directors approved the acquisition of Commons V. Commons V is a three-story multi-tenant medical office building centrally located in Naples, Florida. The property was built in 1991 and contains approximately 55,000 square feet of gross leasable area. The building is currently 97% leased. The principal businesses and professions occupying the building are healthcare providers.

We anticipate purchasing Commons V for a purchase price of $14,100,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $423,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the second quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Commons V.

Proposed Acquisition of Thunderbird Medical Plaza

On April 5, 2007, our board of directors approved the acquisition of Thunderbird Medical Plaza. Thunderbird Medical Plaza is a multi-tenant, three building portfolio located in Glendale, Arizona, containing approximately 110,000 square feet of gross leasable area. Thunderbird Medical Plaza is currently 78% leased. Major tenants within the three-building portfolio include Advantage Urgent Care, Simon Medical Imaging, and Cardiovascular Consultants.

We anticipate purchasing Thunderbird Medical Plaza for a purchase price of $25,250,000, plus closing costs, from unaffiliated third parties. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $757,500, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the second quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Thunderbird Medical Plaza.

Proposed Acquisition of Triumph Hospital Portfolio

On April 5, 2007, our board of directors approved the acquisition of Triumph Hospital Northwest and Triumph Hospital Southwest, which we collectively refer to as the Triumph Hospital Portfolio. Triumph Hospital Northwest and Triumph Hospital Southwest were originally built in 1986 and 1989, respectively, and are located on 12 and eight acres, respectively, in suburban Houston, Texas. The Triumph Hospital Portfolio contains approximately 150,000 square feet of gross leasable area, which is currently 100% leased to affiliates of Triumph Healthcare, a provider of long-term acute care services.

We anticipate purchasing the Triumph Hospital Portfolio for a purchase price of $36,500,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,095,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the second quarter of 2007; however, closing would be subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Triumph Hospital Portfolio.

Appointment of a New Director

On April 12, 2007, our board of directors appointed Larry L. Mathis to serve as an independent director on our board of directors. Mr. Mathis, age 63, has served as an executive consultant since 1998 with D. Petersen & Associates, providing counsel to select clients on leadership, management, governance, and strategy. He served in various capacities within The Methodist Hospital System, located in Houston, Texas, for the 27 years prior to joining D. Petersen & Associates, including consultant to the chairman of the board from 1997 to 1998, and President and Chief Executive Officer, as well as a member of the board of directors, from 1983 to 1997. Mr. Mathis has also served as a member of the board of directors, chairman of the governance and nominating committee, and a member of the audit committee of Alexion Pharmaceuticals, Inc., a NASDAQ-listed company, since 2004. Mr. Mathis received a B.A. degree in Social Sciences from Pittsburg State University in Kansas and a M.A. degree in Health Administration from Washington University in St. Louis.